[Letterhead of Island Residences Club, Inc.]

January  9,  2006

Ms.  Angela  J.  Halac
Staff  Accountant
Office  of  Emerging  Growth  Companies
Securities  and  Exchange  Commission
Division  of  Corporate  Finance
Washington,  DC  20549

Re:  Island  Residences  Club,  Inc
     Form  8-K,  Item  4.02
     Filed  November  23,  2005
     File  No.  000-49978

Dear  Ms.  Halac:

     This letter is in response to your correspondence dated December 20, 2005 in regard to Item 4.02 of our 8-K filed November 23, 2005. We have also included a redlined copy of the amended filing for your review.

1. Please clarify the accounts that will be impacted and the amount of the restatement.

RESPONSE: At this time, the company is unable to clarify the accounts that will be impacted or quantify the amount of the restatement. The company's independent auditors, Kabani & Co. CPA's are in the process of assisting with this matter.

2. We note that you intend to file restated financial statements. Please tell us how, and when you will file them.

RESPONSE: The company intends to file an amended Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarter ended March 31, 2005 with the SEC via the Edgar filing system to address these issues. The company anticipates completing these filings by January 31, 2006.

     In connection with responding to these comments, the company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned or our attorney, Ms. April Frisby at (949) 475-9086, with any questions or comments in connection with this matter.

                         Sincerely,


                         /s/Graham  Bristow
                         Graham  Bristow
                         Chief  Executive  Officer